UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
VISTACARE, INC.
(Name of Subject Company (Issuer))
OHC INVESTMENT, INC.
a wholly-owned subsidiary of
ODYSSEY HEALTHCARE HOLDING COMPANY
a wholly-owned subsidiary of
ODYSSEY HEALTHCARE, INC.
(Name of Filing Person (Offeror))
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
92839Y109
(CUSIP Number of Class of Securities)
W. Bradley Bickham
Odyssey HealthCare, Inc.
717 North Harwood, Suite 1500
Dallas, Texas 75201
(214) 922-9711
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
P. Gregory Hidalgo
Vinson & Elkins L.L.P.
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201-2975
(214) 220-7700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
Check the appropriate boxes below to designate any transactions to which the statement relates.
☑ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     On January 16, 2008, Odyssey HealthCare, Inc. (“Odyssey”) held a conference call to discuss the planned acquisition of VistaCare, Inc., a Delaware corporation (“VistaCare”), pursuant to an Agreement and Plan of Merger, dated January 15, 2008, by and among Odyssey HealthCare Holding Company, a Delaware corporation and wholly owned subsidiary of Odyssey (“Parent”), OHC Investment, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and VistaCare. During the call Odyssey incorrectly stated that the call was being recorded and would be available until January 22, 2008 on Odyssey’s website or by calling certain specified numbers. The call will actually be available until January 30, 2008. A transcript of the conference call is attached hereto as Exhibit 99.1.
     This filing on Schedule TO (this “Schedule TO”) relates to a planned tender offer by Purchaser to purchase all outstanding shares of class A common stock, par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights) of VistaCare, Inc., a Delaware corporation (“VistaCare”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of January 15, 2008, by and among Purchaser, Parent and VistaCare.
     The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities of VistaCare. At the time the tender offer is commenced, Odyssey will cause its subsidiaries to file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”), and will mail an offer to purchase, letter of transmittal and related tender offer documents to VistaCare’s stockholders. Investors and VistaCare security holders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by VistaCare with the SEC, because they will contain important information, including the various terms of, and conditions to, the tender offer. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.
     The tender offer statement and the related materials (once they become available) may also be obtained from Odyssey HealthCare by directing a request to Odyssey’s Investor Relations department at (214) 922-9711, or Odyssey HealthCare, Inc., 717 North Harwood, Suite 1500, Dallas, Texas 75201, Attn: Investor Relations.
ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.
99.1	Transcript of conference call on January 16, 2008

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 16, 2008 that the information set forth in this statement is true, complete and correct.

OHC INVESTMENT, INC.
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

ODYSSEY HEALTHCARE HOLDING COMPANY
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

ODYSSEY HEALTHCARE, INC.
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

EXHIBIT
NO.	DESCRIPTION

99.1	Transcript of conference call on January 16, 2008